Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
August 2, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since July 15, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By: Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A

8/9

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
July 15, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated July 21, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated July 22, 2004 (Attached hereto as Exhibit A-2)

(3) Press release dated July 22, 2004 (Attached hereto as Exhibit A-3)

RECEIVED
2004 AUG -5 P 1:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

July 21, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From July 9, 2004 to July 21, 2004
2) Number of purchased shares:	919,000 shares
3) Total cost of purchases:	2,497,555,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,000,000 shares
-Total cost of purchases:	Up to 15,000,000,000 yen
-Period during which purchases will be made:	From July 9, 2004 to September 21, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of July 21, 2004 :

919,000 shares
2,497,555,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

919,000 shares
2,497,555,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2004 AUG -5 P 1:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-2

Kao Corporation

Notice regarding the split-off of professional-use products business

July 22, 2004

Please be advised that Kao Corporation ("Kao") decided at a meeting of its Board of Directors held on the date hereof to split off on October 1, 2004, the C&S (Cleanliness and Sanitation) division, which handles professional-use products, and to have it succeeded by Kao Clean & Beauty Co., Ltd.("C&B"), a subsidiary dealing in products for barber shops.

It is also advised that Kao Hanbai Co., Ltd.("Kao Hanbai"), Kao's subsidiary company engaged in the wholesale and promotion of Kao's consumer products, decided at its Board of Directors meeting to split off on October 1,2004, its professional-use division and has it succeeded by Kao Clean & Beauty Co., Ltd..

Kao Clean & Beauty Co., Ltd. is scheduled to change its trade name to Kao Professional Services Co., Ltd. on the same date immediately after its succession of the split-off operations.

1. Objective of corporate split

Regarding Kao group's professional-use products business, Kao has been reinforcing its operations through its C&S division, the professional-use division of Kao Hanbai and C&B. However, the business has not necessarily been operated efficiently because it has been carried out through these three separate sectors. To strengthen the operation by handing over related authority to the professional-use products business division, clarifying responsibility for the business, and promoting prompt decision-making and effective business implementation, Kao has decided to unify the professional-use products business activities of its group under C&B. (The name of C&B is scheduled to be changed to Kao Professional Services Co., Ltd. immediately following succession of the split-off operations.)

2. Summary of corporate split

(1) Schedule

July 22, 2004	Board Meeting for approval of the corporate split agreement
July 22, 2004	Execution of the corporate split agreement
August 6, 2004	Kao Hanbai's and C&B's shareholders meetings for approval of the corporate split agreement
October 1, 2004	Date of the corporate split
October 1, 2004	Registration of the corporate split

*Pursuant to the provisions of Article 374-22 of the Commercial Code of Japan, Kao can implement the corporate split without approval of the corporate split agreement by its shareholders meeting.

(2) Method of corporate split

1. Method of the corporate split

Kao and Kao Hanbai will be the split companies, and C&B, an existing subsidiary of Kao, will be the succeeding company. In the case of Kao, new shares will be allotted to Kao itself under simple split-off procedure. In the case of Kao Hanbai, new shares will be allotted to Kao, its sole shareholder under the split-off procedure.

2. Reason for adopting split-off method

In comparison with other business asset transfer methods, the split-off method was chosen because it was determined to be the more expedited means of transferring the business.

(3) Allocation of shares

1. The succeeding company will allocate 393 shares to be issued at the time of Kao's split to Kao. Because Kao Hanbai is a wholly owned subsidiary of Kao, the total of 1,393 shares to be issued at the time of Kao Hanbai's split will also be allocated exclusively to Kao.
2. Because both Kao Hanbai and C&B are wholly owned subsidiaries of Kao, and because all shares to be issued at the time of these corporate splits will be issued to Kao, Kao's net assets will not be altered as a result of the corporate split. For this reason, the allocation ratios were determined after consultations among the companies concerned.
3. Results, method and grounds for calculation by a third-party

   No calculation has been made by any third party.

(4) Capital decrease due to the corporate split

Although there will be no change in the capital of Kao as a result of the corporate split, the retained earnings of Kao Hanbai will decrease in the amount derived from deducting total liabilities to be transferred from total assets to be transferred.

(5) Monies to be paid upon the corporate split

Monies will not be paid upon the corporate split.

(6) Rights and obligations to be transferred to the succeeding company

Upon Kao's split, the succeeding company will take over the assets attributable to the succeeding business as well as contractual positions etc. Regarding to accounts receivable, however, no succession will take place except a part of such accounts receivable. As for Kao Hanbai's split, the succeeding company will take over assets, liabilities, contractual positions etc. related to the succeeding business.

(7) Prospects of implementing obligations

Kao assesses that Kao, Kao Hanbai, and the succeeding company have good prospects of implementing their obligations after the corporate split.

(8) Directors and Corporate Auditor of the succeeding company effective from October 1, 2004

President, Representative Director	Mitsuo Kimura	(Newly appointed on October 1)
Executive Vice President	Hisahi Sekine	
Director	Katsumi Nishizawa	(Newly appointed on October 1)
Corporate Auditor	Makoto Sakate	(Newly appointed on October 1)

3 . Overview of parties to the corporate split (as of March 31, 2004)

(1) Company name	Kao Corporation (Split Company)	Kao Hanbai (Split Company)	C&B (Succeeding Company)
(2) Business activities	Manufacture and sales of consumer products, such as soap, shampoo, detergent; cosmetics (Sofina), and industrial chemical products	Wholesaler in sales and promotion of consumer products manufactured and sold by Kao and its affiliates	Sales of products for barber shops
(3) Date established	May 21, 1940	December 25, 1971	March 1, 1988
(4) Registered place of business	14-10, Nihonbashi Kayabacho 1-chome Chuo-ku, Tokyo Japan	17-19, Chuo 4-chome Edogawa-ku, Tokyo Japan	1-3, Bunka 2-chome Sumida-ku, Tokyo Japan
(5) Representatives (as of June 29,2004)	President & CEO Motoki Ozaki	President & CEO Toshio Takayama	President Toshio Hirasaka
(6) Capital	85,424 Million Yen	1,729 Million Yen	30 Million Yen
(7) Total number of shares outstanding	599,443,701 shares	3,396,086 shares	600 shares
(8) Shareholder's equity	423,762 Million Yen	27,562 Million Yen	81 Million Yen
(9) Total assets	630,900 Million Yen	78,452 Million Yen	306 Million Yen
(10) Fiscal year-end	March 31	March 31	March 31
(11) Number of employees	5,724	3,177	10
(12) Major customers and suppliers	- Kao Hanbai Co., Ltd. - Kao Cosmetics Sales Co., Ltd. - Yoshino Kogyosho Co., Ltd. -Toyo SeikanKaisha,	- Kao Corporation - Retailers of consumer products and homecare products in Japan	- Trading agents for Barbershops

	Kao Corporation (Split Company)	Kao Hanbai (Split Company)	C&B (Succeeding Company)
(13) Major shareholders and shareholding ratio	- Japan Trustee Services Bank, Ltd.: 6.39% - The Master Trust Bank of Japan, Ltd.: 4.60%	- Kao Corporation: 100% (as of July 2, 2004)	- Kao Corporation: 100%
(14) Main banks	- Mizuho Corporate Bank, Ltd. - Sumitomo Mitsui Banking Corporation	- Sumitomo Mitsui Banking Corporation - Mizuho Corporate Bank, Ltd.	- Mizuho Corporate Bank, Ltd. - Sumitomo Mitsui Banking Corporation
(15) Material relationships between the three companies	Capital (as of July 2, 2004)	Kao holds 100% shares of Kao Hanbai and C & B	
	Personnel (as of June 30, 2004)	- President & CEO of Kao Hanbai is a director of Kao; -Five directors of Kao Hanbai are Kao's employees; -344 Kao employees are seconded to Kao Hanbai. - President and representative director of C & B is an executive officer of Kao; - Two directors and one corporate auditor of C&B are Kao's employees; - 5 Kao employees are seconded to C&B.	
	Trade	-Kao Hanbai is the main distributor of consumer products and professional use-products manufactured and sold by Kao and its affiliates - C&B is the main distributor of professional-use products for barber shops manufactured by Kao	

* The succeeding company will change its company name to Kao Professional Services Company, Limited effective from October 1, 2004

(16) Business results of Kao, Kao Hanbai, and C&B for the past three fiscal years

	Kao Corporation (Split company)			Kao Hanbai (Split company)			C&B (Succeeding Company)		
Fiscal year (year end: March 31)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Net sales (Millions yen)	654,184	661,747	665,914	475,684	481,956	500,949	638	604	156
Operating income (Millions yen)	92,414	94,454	98,379	844	2,165	3,975	24	7	11
Ordinary income (Millions yen)	98,518	98,300	105,410	1,034	2,461	4,165	23	6	10
Net income (Millions yen)	55,511	49,434	61,041	700	1,875	2,779	20	5	7
Net income per share (yen)	92.25	85.42	111.19	207.44	551.56	815.89	34,953	9,973	11,687
Cash dividends per share (yen)	26.00	30.00	32.00	75.00	75.00	100.00	0	0	0
Shareholders' equity per share (yen)	778.55	734.64	774.86	7,198	7,627	8,113	114,665	124,638	136,325

note : The term of the succeeding company's fiscal year ended March 2004 was a three-month period, because the fiscal year-end of the company was changed from December 31 to March 31.

4 . Description of the business divisions to be split off

Kao Corporation

(1) Description of C&S division

Manufacture and sales of business-use detergents, disinfection agents, and similar products for the industries and facilities listed below, as well as consulting services regarding sanitary management:

Food service industry (i.e. restaurants and cafeterias), food-processing industry, dry-cleaning industry, hospitality industry (i.e. hotels, inns), hospitals, and nursing and personal care facilities.

(2) Net sales of the C & S division in the fiscal year ended March 31, 2004

About 20 Billion yen (3% of the net sales of Kao)

(3) Amount of assets to be transferred (estimated figure as of October 1, 2004)

Transferred assets: 53 Million yen

Kao Hanbai Co., Ltd.

(1) Description of professional-use division

Sales of business-use detergents, disinfection agents, and similar products for the industries and facilities listed below, as well as consulting services regarding sanitary management:

Food service industry (i.e. restaurants and cafeterias), food processing industry, dry cleaning industry and hospitality industry (i.e. hotels, inns)

(2) Net sales of the professional-use division in the fiscal year ended March 31, 2004

About 10 billion yen (2% of the net sales of Kao Hanbai)

(3) Amount of transferred assets and liabilities (estimated amounts as of October 1, 2004)

Transferred assets: 1,025 Million yen

Transferred liabilities: 837 Million yen

5. Prospected status after the corporate split

(1) With respect to Kao, after completing the corporate split, the company name, its business activities, its registered place of business, the representatives, the capital, and fiscal year-end described in section "3. Overview of parties to the corporate split" will not change.

(2) Effects on business results

Since Kao will continue to manufacture products for the split operation, there will be minor effects from the corporate split on the financial situation of Kao.

-end-

Media inquiries should be directed to:

Corporate Communications Department
Corporate Communications Division
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Kao Corporation

News Release July 22, 2004

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2004

Tokyo, July 22, 2004 — Kao Corporation today announced its consolidated business results for the three months ended June 30, 2004, the first quarter of the year ending March 31, 2005. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30				Fiscal 2003, ended
	2004	2003	Change	2004 (US$)	March 31, 2004
	Yen		%	U.S. dollars	Yen
Net sales	**¥226,311**	¥212,420	6.5	**$2,087.2**	¥902,627
Operating income	**28,304**	27,395	3.3	**261.0**	119,705
Ordinary income	**29,752**	28,522	4.3	**274.4**	112,651
Net income	**17,034**	15,167	12.3	**157.1**	65,358
Total assets	**690,703**	695,504	(0.7)	**6,370.0**	723,891
Total shareholders' equity	**425,048**	410,774	3.5	**3,920.0**	427,756
Shareholders' equity/total assets	**61.5%**	59.1%	-	-	59.1%
Shareholders' equity per share (yen/US$)	**772.70**	742.17	4.1	**7.13**	782.14
Net income per share (yen/US$)	**31.12**	27.31	14.0	**0.29**	119.06
Net income per share, diluted (yen/US$)	**30.20**	26.17	15.4	**0.28**	113.98
	Yen		Yen	U.S. dollars	Yen
Net cash provided by operating activities	**6,264**	3,258	3,006	**57.8**	117,928
Net cash used in investing activities	**(10,992)**	(6,021)	(4,971)	**(101.4)**	(37,348)
Net cash used in financing activities	**(29,834)**	(19,581)	(10,253)	**(275.1)**	(49,323)
Cash and cash equivalents at end of period	**71,584**	56,152	15,432	**660.2**	107,151

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2004, of yen 108.43=US$1, and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*
4. *Change in scope of consolidation:*
   Consolidated subsidiaries (exclusion) 1
   Equity method companies (exclusion) 1

Kao Corporation

News Release July 22, 2004

Forecast of Consolidated Results for the Six Months Ending September 30, 2004 and the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2004		Year ending March 31, 2005	
	Yen	U.S. dollars	Yen	U.S. dollars
Net sales	¥460,000	$4,242.4	¥935,000	$8,623.1
Ordinary income	59,000	544.1	125,000	1152.8
Net income	34,000	313.6	72,000	664.0
Net income per share (yen/US$)	-	-	130.69	1.21

Notes:

1. *The forecasts for the six months ending September 30, 2004 and the year ending March 31, 2005 are unchanged from April 22, 2004. However, net income per share has been adjusted to reflect a change in the number of shares outstanding due to the repurchase of additional shares during the current fiscal year and conversion of convertible bonds.*
2. *Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2004, of yen 108.43=US$1, and are included solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Kao Corporation

News Release July 22, 2004

Business Results

Summary of Business Results and Financial Condition for the First Quarter Ended June 30, 2004 (Consolidated)

Consolidated net sales for the three months ended June 30, 2004, the first quarter of the year ending March 31, 2005, increased 6.5 percent, or 13.8 billion yen (US$128.1 million), from the same quarter a year earlier to 226.3 billion yen (US$2,087.2 million). In Japan, despite a shift toward economic recovery, declining sales prices of consumer products negatively impacted sales. Moreover, the appreciation of the yen exerted a negative currency translation effect on overseas sales totaling 2.8 billion yen (US$25.9 million). However, efforts to strengthen existing businesses and rapidly develop new businesses in Japan, the launch of new products in the consumer products business in North America and Europe, and efforts to expand sales of core chemical products supported sales. Aggressive investment in marketing centered on new products and higher prices for raw materials impacted earnings, but Kao worked to expand sales of chemical products and reduce costs. Operating income increased by 0.9 billion yen (US$8.4 million) to 28.3 billion yen (US$261.0 million). Ordinary income increased 1.2 billion yen (US$11.3 million) to 29.7 billion yen (US$274.4 million). Net income for the first quarter increased 1.8 billion yen (US$17.2 million) to 17.0 billion yen (US$157.1 million).

Summary of Information by Business Segment

Consumer Products Business

Segment sales increased 6.0 percent from the same quarter a year earlier to 165.0 billion yen (US$1,522.4 million). Excluding the negative currency translation effect on overseas sales due to the appreciation of the yen, segment sales would have increased 7.2 percent from the same quarter a year earlier. Sales in Japan increased 9.4 billion yen (US$87.5 million) from the same quarter a year earlier. Overseas sales increased from the same quarter a year earlier because the benefit of new products launched in North America and Europe compensated for the negative currency translation effect of 1.9 billion yen (US$18.4 million).

1. Japan

Sales in Japan increased 8.1 percent from the same quarter a year earlier to 127.3 billion yen (US$1,174.7 million). While Japan's economy expanded, consumer spending remained uncertain. Retail sales continued to decline year-on-year. By sales channel, drugstore sales increased, while sales at general merchandise stores (GMS) and supermarkets continued to perform poorly. Kao's marketing and sales divisions continued to work in close cooperation to promote aggressive marketing activities at each chain store and in each region.

Personal Care: In the shampoo and conditioner category, the *Asience* brand launched in fall 2003 continued to perform strongly, and Kao launched a renewal of the *Merit* brand in April 2004. Strong customer support resulted in a substantial increase in category sales despite intensifying competition. Kao added *Bioré U Foam Hand Soap* to the *Bioré U* body care lineup, and sales of this brand increased substantially. As a result, sales increased 6.9 percent from the same quarter a year earlier to 43.3 billion yen (US$399.6 million).

Fabric and Home Care: Sales in the laundry detergent and fabric softener category decreased from the same quarter a year earlier because retail prices declined. However, in the dishwashing detergent category, newly launched *Family Kyukyutto* performed strongly. Sales fell 3.3 percent from the same quarter a year earlier to 54.6 billion yen (US$503.8 million).

Feminine Care, Baby Care and Others: Sales increased 41.1 percent from the same quarter a year earlier to 29.4 billion yen (US$271.4 million). In the Feminine and Baby Care category, sales of the *Merries* brand of baby diapers increased substantially from the same quarter a year earlier, recovering from the difficult environment of the past year. In the Health Care (Functional Food) category, sales of the *Econa* lineup of healthy functional cooking oils and related products continued to expand firmly, and expansion in sales channels to supermarkets and drugstores for *Healthya Green Tea* in certain areas was well received.

2. Overseas

Kao worked to generate growth in Asia through a strategic concentration on the *Bioré* and *Laurier* brands. However, restructuring of the sales system in China and stiff market competition in the ASEAN region resulted in a 10.0 percent decrease in sales from the same quarter a year earlier to 13.5 billion yen (US$125.2 million). In North America and Europe, sales increased 6.0 percent from the same quarter a year earlier to 25.7 billion yen (US$237.8 million). In particular, *Brilliant Brunette*, a new John Frieda Professional Hair Care, Inc. product, performed well. For *Enova Oil* (*Econa Healthy Cooking Oil*), which began test marketing in certain areas of the United States during 2003, Kao plans to expand the sales area nationwide starting in January 2005.

Prestige Cosmetics Business

In the cosmetics market in Japan, sales of low-priced cosmetics increased, while sales of high-priced prestige cosmetics were stagnant. Given these market conditions, Kao strengthened its products under the *Sofina* brand by improving the basic care products *UV Cut Milk/Cream* and the *Very Very* series, and the foundation *Grace Sofina*. New colors and items added to the *AUBE* makeup brand supported solid sales growth. Moreover, Kao conducted marketing activities to continue to acquire new customers for the *est* line of cosmetics sold exclusively through department

stores. As a result, segment sales increased 3.5 percent from the same quarter a year earlier to 20.3 billion yen (US$187.5 million).

Chemical Products Business

Segment sales increased 9.3 percent from the same quarter a year earlier to 47.4 billion yen (US$437.7 million). Excluding the negative currency translation effect on overseas sales due to the appreciation of the yen, segment sales would have increased 11.2 percent from the same quarter a year earlier. Sales in Japan increased 7.0 percent from the same quarter a year earlier. Overseas sales grew steadily, although there was a 0.8 billion yen (US$7.5 million) negative currency translation effect.

1. Japan

Indicators of industrial production have been improving since the second half of 2003, and customer industries are benefiting from economic recovery. Existing oleochemicals and functional materials performed firmly. Sales of newly developed products such as bulking agents for paper production and a conditioning and binding agent for tofu (bean curd) expanded solidly. Information-related materials such as color toner expanded significantly, as did sales of pigment auxiliary for color inkjet printer ink. As a result, sales increased 7.0 percent to 27.0 billion yen (US$249.2 million) from the same quarter a year earlier.

2. Overseas

In Asia, efforts to expand sales of fatty alcohols globally resulted in continued strong growth from the previous fiscal year. Brisk demand in the ASEAN countries increased sales of concrete admixture. As a result, sales in Asia rose 12.5 percent from the same quarter a year earlier to 11.0 billion yen (US$102.1 million). In North America and Europe, where toner and toner binder and aroma chemicals performed well, sales increased 11.1 percent from the same quarter a year earlier to 15.2 billion yen (US$140.9 million).

Financial Condition

As of June 30, 2004, total assets were 690.7 billion yen (US$6,370.0 million), a decrease of 33.1 billion yen (US$306.1 million) compared to the end of the previous fiscal year on March 31, 2004. The main factor in this change was a 34.2 billion yen (US$315.5 million) decrease in cash and cash equivalents and investment securities, which were used to pay for taxes and cash dividends, and to cover the Company's repurchase of its own stock. Total liabilities decreased 30.1 billion yen (US$278.1 million) compared with the end of the previous fiscal year, to 243.7 billion yen (US$2,248.4 million). Primary factors in the change were a 13.6 billion yen (US$125.9 million) decrease in accrued income taxes and a 17.4 billion yen (US$161.3 million) decrease due to the conversion of convertible bonds. Shareholders' equity was 425.0 billion yen (US$3,920.0 million), an increase of 2.7 billion yen (US$25.0 million) from March 31, 2004. Although treasury stock was

used for the conversion of convertible bonds (see "Noncash financing activities" in notes to Summary of Consolidated Statements of Cash Flows) and net income for the quarter totaling 17.0 billion yen (US$157.1 million) increased shareholders' equity, 8.7 billion yen (US$80.7 million) in payments for cash dividends and 25.1 billion yen (US$231.5 million) for repurchase of the Company's own stock resulted in an overall decrease in shareholders' equity. As a result of the above factors, the shareholders' equity ratio increased to 61.5 percent from 59.1 percent at the end of the previous fiscal year. The Company used 63.7 billion yen (US$587.9 million), sourced from retained earnings, to retire 25 million shares of its treasury stock.

Net cash provided by operating activities was 6.2 billion yen (US$57.8 million). Although income before income taxes and minority interests was 29.7 million yen (US$274.4 million) and depreciation and amortization totaled 12.7 billion yen (US$117.9 million), income taxes paid totaled 19.1 billion yen (US$176.8 million) and increases in trade receivables and inventories totaled 12.2 billion yen (US$112.8 million). Net cash used in investing activities was 10.9 billion yen (US$101.4 million), reflecting investment in strengthening production capacity and rationalization in Japan and construction of a new factory in Thailand. Due to the continuation of repurchases of the Company's own stock from the previous fiscal year, net cash used in financing activities was 29.8 billion yen (US$275.1 million). As a result, the balance of cash and cash equivalents at the end of the first quarter was 71.5 billion yen (US$660.2 million), a decrease of 35.5 billion yen (US$328.0 million) from the balance at the end of the previous fiscal year.

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2005

Consolidated results for the first quarter were slightly higher than Kao's forecast. However, the operating environment in the Japanese consumer products market is expected to remain challenging due to factors such as the trend toward further decline in retail prices and a rise in raw material prices exceeding the Company's expectations, in addition to the effect of restructuring the consumer products business in China. Under these circumstances, through efficient use of costs and further cost cutting, Kao expects to achieve its performance projections for the year ending March 31, 2005, which were announced on April 22, 2004.

Consolidated Balance Sheets

Millions of yen

	(A) Q1/FY2004 June 30, 2004	Composition %	(B) FY2003 March 31, 2004	Composition %	Inc/(Dec) (A-B)	Q1/FY2003 June 30, 2003	Composition %
Assets							
Current assets	**279,883**	**40.5**	**307,254**	**42.4**	**(27,371)**	**256,519**	**36.9**
Cash and time deposits	47,035		72,422		(25,387)	32,446	
Notes and accounts receivable - trade	102,897		97,359		5,537	95,679	
Short-term investments	28,019		36,839		(8,819)	24,759	
Inventories	76,634		71,891		4,743	78,275	
Other	25,296		28,741		(3,445)	25,357	
Fixed assets	**410,738**	**59.5**	**416,537**	**57.6**	**(5,799)**	**438,867**	**63.1**
Tangible assets	258,658		259,918		(1,260)	273,834	
Intangible assets	94,863		98,372		(3,508)	105,629	
Other	57,216		58,246		(1,030)	59,403	
Deferred assets	**81**	**0.0**	**98**	**0.0**	**(16)**	**117**	**0.0**
Total assets	**690,703**	**100.0**	**723,891**	**100.0**	**(33,187)**	**695,504**	**100.0**
Liabilities							
Current liabilities	**199,942**	**29.0**	**209,849**	**29.0**	**(9,907)**	**181,720**	**26.1**
Notes and accounts payable - trade	71,849		68,400		3,449	65,015	
Short-term debt	20,074		17,625		2,448	15,258	
Accrued expenses	62,208		64,551		(2,342)	58,768	
Other	45,809		59,272		(13,462)	42,678	
Long-term liabilities	**43,853**	**6.3**	**64,095**	**8.8**	**(20,242)**	**80,310**	**11.5**
Long-term debt	14,481		31,811		(17,329)	35,639	
Liability for employee retirement benefits	19,943		23,157		(3,213)	32,097	
Other	9,427		9,126		301	12,574	
Total liabilities	**243,795**	**35.3**	**273,945**	**37.8**	**(30,149)**	**262,031**	**37.6**
Minority interests	**21,859**	**3.2**	**22,189**	**3.1**	**(329)**	**22,697**	**3.3**
Common stock	85,424	12.4	85,424	11.8	-	85,424	12.3
Capital surplus	108,888	15.8	108,888	15.0	-	108,888	15.7
Retained earnings	328,320	47.5	399,889	55.2	(71,568)	362,427	52.1
Unrealized gain on available-for-sale securities	4,090	0.6	4,318	0.6	(227)	2,181	0.3
Foreign currency translation adjustments	(40,987)	(6.0)	(37,941)	(5.2)	(3,045)	(29,680)	(4.3)
Treasury stock, at cost	(60,689)	(8.8)	(132,822)	(18.3)	72,132	(118,467)	(17.0)
Shareholders' equity	**425,048**	**61.5**	**427,756**	**59.1**	**(2,708)**	**410,774**	**59.1**
Total liabilities, minority interests & shareholders' equity	**690,703**	**100.0**	**723,891**	**100.0**	**(33,187)**	**695,504**	**100.0**

nsolidated Statements of Income

Millions of yen

	(A) Q1/FY2004 Apr - Jun 2004	% to net sales	(B) Q1/FY2003 Apr - Jun 2003	% to net sales	Inc/(Dec) (A-B)	FY2003 Arp '03 - Mar '04	% to net sales
et sales	**226,311**	**100.0**	**212,420**	**100.0**	**13,890**	**902,627**	**100.0**
ost of sales	95,185	42.1	87,156	41.0	8,028	377,776	41.8
ross profit	**131,125**	**57.9**	**125,263**	**59.0**	**5,862**	**524,850**	**58.2**
elling, general and administrative expenses	102,821	45.4	97,868	46.1	4,952	405,145	44.9
perating income	**28,304**	**12.5**	**27,395**	**12.9**	**909**	**119,705**	**13.3**
on-operating income	1,852	0.8	1,546	0.7	305	4,886	0.5
Interest and dividend income	236		369		(132)	1,125	
Equity in earnings of nonconsolidated subsidiaries and affiliates	864		225		639	494	
Foreign currency exchange gain	52		235		(182)	319	
Other	697		716		(18)	2,946	
on-operating expenses	403	0.2	418	0.2	(14)	1,940	0.2
Interest expense	252		254		(2)	1,234	
Other	151		163		(12)	705	
rdinary income	**29,752**	**13.1**	**28,522**	**13.4**	**1,229**	**122,651**	**13.6**
xtraordinary income	680	0.3	603	0.3	77	2,554	0.3
xtraordinary loss	684	0.3	313	0.1	370	8,063	0.9
come before income taxes and minority interests	**29,749**	**13.1**	**28,812**	**13.6**	**936**	**117,142**	**13.0**
Income taxes	12,384	5.5	13,268	6.3	(884)	50,413	5.6
Minority interests in earnings of consolidated subsidiaries	330	0.1	376	0.2	(45)	1,369	0.2
et income	**17,034**	**7.5**	**15,167**	**7.1**	**1,866**	**65,358**	**7.2**

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2004 Apr - Jun 2004	Q1/FY2003 Apr - Jun 2003	FY2003 Arp '03 - Mar '04
Operating activities:			
Income before income taxes and minority interests	29,749	28,812	117,142
Adjustments for:			
Depreciation and amortization	12,782	12,889	58,165
Interest and dividend income	(236)	(369)	(1,125)
Interest expense	252	254	1,234
Change in trade receivables	(6,761)	(837)	(4,404)
Change in inventories	(5,467)	(6,126)	(1,368)
Change in trade payables	4,133	4,755	8,894
Change in liability for retirement benefits	(3,121)	522	(8,301)
Other, net	(5,953)	(8,930)	192
Sub-total	25,378	30,971	170,431
Interest and cash dividends received	298	411	2,288
Interest paid	(242)	(238)	(1,291)
Income taxes paid	(19,170)	(27,885)	(53,500)
Net cash provided by operating activities	**6,264**	**3,258**	**117,928**
Investing activities:			
Purchase of marketable securities and investment securities	(7)	(7)	(3,025)
Proceeds from the redemption and sales of marketable securities and investment securities	501	7,836	11,809
Purchase of property, plant and equipment	(11,606)	(9,443)	(39,583)
Proceeds from sales of property, plant and equipment	654	1,083	4,574
Increase in intangible assets	(711)	(4,940)	(8,903)
Increase in long-term loans	(296)	(191)	(1,015)
Other, net	473	(358)	(1,204)
Net cash used in investing activities	**(10,992)**	**(6,021)**	**(37,348)**
Financing activities:			
Change in short-term debt	2,941	1,799	4,987
Purchase of treasury stock	(25,100)	(14,042)	(37,197)
Payments of cash dividends	(7,561)	(7,291)	(17,091)
Payments of cash dividends to minority interests	(277)	(221)	(1,146)
Other, net	163	173	1,123
Net cash used in financing activities	**(29,834)**	**(19,581)**	**(49,323)**
Transition adjustments on cash and cash equivalents	**(1,005)**	**116**	**(2,484)**
Net increase (decrease) in cash and cash equivalents	**(35,567)**	**(22,227)**	**28,771**
Cash and cash equivalents, beginning of year	**107,151**	**75,684**	**75,684**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**-**	**2,695**	**2,695**
Cash and cash equivalents, end of year	**71,584**	**56,152**	**107,151**
***Noncash financing activities:**			
Transfers of treasury stock related to conversion of convertible bonds			
Decrease in treasury stock	**33,477**		**8,293**
Decrease in retained earnings	**(15,982)**		**(3,963)**
Convertible bonds converted into common stock	**17,494**		**4,329**

Sales Composition

Millions of yen

	Q1/FY2004 Apr - Jun 2004	Q1/FY2003 Apr - Jun 2003	Growth %	FY2003 Arp '03 - Mar '04
Consumer Products				
Personal Care	43,330	40,523	6.9	171,574
Fabric and Home Care	54,622	56,508	(3.3)	241,021
Feminine Care, Baby Care and Others	29,425	20,852	41.1	101,509
Total Japan	127,377	117,885	8.1	514,105
Asia and Oceania	13,576	15,077	(10.0)	59,956
North America and Europe	25,783	24,313	6.0	102,025
Eliminations	(1,658)	(1,497)	-	(5,649)
Total	**165,078**	**155,779**	**6.0**	**670,437**
Prestige Cosmetics	**20,331**	**19,652**	**3.5**	**77,648**
Chemical Products				
Japan	27,016	25,247	7.0	104,886
Asia	11,068	9,836	12.5	41,846
North America and Europe	15,275	13,754	11.1	56,810
Eliminations	(5,901)	(5,424)	-	(21,922)
Total	**47,458**	**43,413**	**9.3**	**181,620**
Total before Eliminations	**232,868**	**218,845**	**6.4**	**929,707**
Eliminations	(6,557)	(6,425)	-	(27,079)
Consolidated Net Sales	**226,311**	**212,420**	**6.5**	**902,627**

Segment Information by Business

Millions of yen

Q1/FY2004

Apr - Jun 2004	**Consumer Products**	**Prestige Cosmetics**	**Chemical Products**	**Total**	**Corporate/ Eliminations**	**Consolidated**
Net sales						
Sales to customers	165,078	20,331	40,901	226,311	-	226,311
Intersegment sales	-	-	6,557	6,557	(6,557)	-
Total	**165,078**	**20,331**	**47,458**	**232,868**	**(6,557)**	**226,311**
Operating income	**19,923**	**3,074**	**5,258**	**28,256**	**47**	**28,304**
% to sales	12.1	15.1	11.1	12.1	-	12.5

Q1/FY2003

Apr - Jun 2003	**Consumer Products**	**Prestige Cosmetics**	**Chemical Products**	**Total**	**Corporate/ Eliminations**	**Consolidated**
Net sales						
Sales to customers	155,779	19,652	36,988	212,420	-	212,420
Intersegment sales	-	-	6,425	6,425	(6,425)	-
Total	**155,779**	**19,652**	**43,413**	**218,845**	**(6,425)**	**212,420**
Operating income	**19,659**	**2,691**	**4,892**	**27,242**	**152**	**27,395**
% to sales	12.6	13.7	11.3	12.4	-	12.9

FY2003

Arp '03 - Mar '04	**Consumer Products**	**Prestige Cosmetics**	**Chemical Products**	**Total**	**Corporate/ Eliminations**	**Consolidated**
Net sales						
Sales to customers	670,437	77,648	154,541	902,627	-	902,627
Intersegment sales	-	-	27,079	27,079	(27,079)	-
Total	**670,437**	**77,648**	**181,620**	**929,707**	**(27,079)**	**902,627**
Operating income	**92,195**	**7,425**	**19,940**	**119,562**	**142**	**119,705**
% to sales	13.8	9.6	11.0	12.9	-	13.3